Exhibit 99.1

Penn National Gaming to Acquire Score Media and Gaming, Creating

North America’s Leading Digital Sports Content, Gaming

and Technology Company

Transaction fortifies Penn National’s bespoke digital media and gaming strategy, creating a complete one-stop destination

Addition of theScore's fully integrated betting and media platform into existing ecosystem will lead to best-in-class engagement and retention

Brings theScore’s cutting-edge technology in-house, providing Penn with full ownership of product roadmap

Establishes strong commitment to Canada; Levy Family will continue to oversee theScore, including workforce expansion and Ontario operations

Provides adjusted EBITDA accretion by Year 2, an incremental $200mm+ medium term adjusted EBITDA, and $500mm+ of incremental long term adjusted EBITDA upside

WYOMISSING, Penn. and TORONTO, Canada (August 5, 2021)--([BUSINESS WIRE])-- Penn National Gaming, Inc. (Nasdaq: PENN) (“Penn National” or the “Company”) and Score Media and Gaming, Inc. (TSX: SCR; Nasdaq: SCR) (“theScore”) announced today that they have entered into a definitive agreement whereby Penn National will acquire theScore, a leading digital media and sports betting and technology company, for approximately US$2.0 billion in cash and stock.

Under the terms of the agreement, theScore shareholders will receive US$17.00 in cash and 0.2398 shares of Penn National common stock for each theScore share, which implies a total purchase consideration of US$34.00 per theScore share based on Penn National’s 5-day volume weighted average trading price as of July 30, 2021. The transaction has been unanimously approved by the boards of directors of both companies and is currently expected to close in the first quarter of 2022. Upon completion of the transaction, current Penn National and theScore shareholders will hold approximately 93% and 7% respectively, of the Company’s outstanding shares. Penn National expects to fund the approximately US$1 billion cash portion of the consideration using existing cash on its balance sheet.

Jay Snowden, President and Chief Executive Officer of Penn National, commented, “We are thrilled to be acquiring theScore, which is the number one sports app in Canada and the third most popular sports app in all of North America. theScore’s unique media platform and modern, state-of-the art technology is a powerful complement to the reach of Barstool Sports and its popular personalities and content.”

Mr. Snowden continued, “We are now uniquely positioned to seamlessly serve our customers with the most powerful ecosystem of sports, gaming and media in North America, ultimately creating a community that doesn’t currently exist. Users will enjoy a unique mobile sports betting and iCasino platform with highly customized bets and enhanced in-gaming wagering opportunities, along with highly engaging, personalized sports and entertainment content, and real time scores and stats. We believe this powerful new flywheel will result in best-in-class engagement and retention.

“Importantly, the transaction provides us with a path to full control of our own tech stack. theScore has developed a state-of-the-art player account management system and is finalizing the development of an in-house managed risk and trading service platform. This should lead to significant savings in third party platform costs and allow us to broaden our product offerings – providing the missing piece for operating at what we expect to be industry leading margins. In addition to the synergies, we’ll be gaining access to theScore’s deep pool of product and engineering talent and data-driven user analytics which will help drive our customer acquisition, engagement, retention strategies and cash flows,” said Mr. Snowden.

“Operators that have achieved early online market share have done so primarily through first mover advantage, leveraging existing customer databases and significant marketing spend. We believe the long-term winners will be defined by best-in-class products, bespoke content, efficient customer acquisition, multi-platform reach and broad market access,” concluded Mr. Snowden.

John Levy, Chairman and Chief Executive Officer of theScore, commented, “This deal brings together two companies that share a vision for how media and gaming intersect, and we could not be more excited to join the Penn National family. I’m proud of theScore team and all of our accomplishments, and believe the time is right to take the next step and align with a company in Penn National with the resources and scale to accelerate our business. We are excited to join forces with Penn to form the most powerful media and gaming company in North America.

“We’ve built an innovative, technology-led integrated media and gaming business that has us poised for success across North America, including the highly anticipated upcoming rollout of commercial sports betting in Canada,” continued Mr. Levy. “With Penn’s support, we will continue to invest in building our Canadian operations, growing our footprint and expanding our workforce. On a personal note, Benjie and I are very much looking forward to continuing to head up theScore as part of the new combined company.

“We have been strategic partners with Penn National since 2019 and have come to realize that they have the same strong culture and appreciation for how to grow a business. Jay and his team have done a tremendous job building an exceptional retail business and online gaming platform in partnership with Barstool Sports and we are confident that by combining our leading sports media brand and proprietary technology, we will solidify Penn National as a market leader,” concluded Mr. Levy.

Jon Kaplowitz, Head of Penn Interactive, commented, “This is a significant milestone for Penn Interactive and Penn National. With the acquisition of theScore, we will have greater ability to innovate and offer a best-in-class product to our customers. Personally, I am excited to join forces with John, Benjie, and the rest of theScore team who have proven to be great partners and amazing thought leaders in our industry.”

Benjie Levy, President and Chief Operating Officer of theScore, commented, “The combination of theScore and Penn National creates a first-of-its-kind vertically integrated media and omni-channel gaming business, which brings together world-class technology, highly engaging sports content and unparalleled reach. With our accomplished team in place, this deal bolsters our ability to grow our already strong North American presence from our base in Canada and primes us even further to capitalize on the huge upcoming betting opportunity in our home country. Over time, we’ve built our loyal user base and relationship with fans by authentically delivering deeply personalized products. That is an approach that seamlessly fits with Penn’s current strategy and digital offerings and will provide for material long-term benefits as we collaborate to even more deeply integrate across our platforms.

“The transaction will provide theScore with immediate scale and resources, the benefits of which will enable employees to better execute on the combined companies' business plan and deliver enhanced integrated product offerings to our customers,” continued Mr. Levy. “The transaction also provides theScore shareholders immediate liquidity at a substantial premium and an opportunity to participate in any future upside of the combined company.”

Compelling Strategic and Financial Benefits:

Penn National anticipates that the acquisition of theScore will provide adjusted EBITDA accretion by Year 2, an incremental $200mm+ medium term adjusted EBITDA, and $500mm+ of incremental long term adjusted EBITDA upside.

Bringing Technology In-House:

The acquisition of theScore will allow Penn National to better manage all critical aspects of its technology stack, leading to greater control over its product development roadmap, reduced costs, and an enhanced customer experience. It will also allow Penn National to drive margin expansion by eliminating fees and expenses currently being paid to third party technology and service providers.

Strong Commitment to Canada:

Penn National believes the Canadian gaming market represents a compelling opportunity for growth. Penn National intends to operate theScore as a stand-alone business, headquartered in an expanded Toronto office, that will continue to be led by the Levy family with the same operating philosophy that has driven the company’s success to date. The business will continue to utilize ‘theScore’ app and brand that consumers have come to trust.

Penn National was attracted to theScore, in part, for its ready access to a deep pool of Canadian engineering and technology expertise. Penn National expects to leverage Canada’s world class technology talent pool to expand theScore’s engineering and production workforce based in Ontario as the business scales.

Volumetric Cost Savings:

The transaction will create a further scaled North American sports, online gaming and media business. This broader reach will provide volumetric savings for content fees, payment expenses, and other services, including the elimination of public company costs.

Enhanced Customer Acquisition and Retention:

theScore is the third largest sports app in North America and number one in Canada, with highly engaged users spending 113 minutes per month in-app*. Early results show the power of theScore’s integrated media and betting ecosystem to better engage and retain users; theScore Bet users with theScore media app compared to theScore Bet users who do not have theScore media app produce 88% higher handle/user, place 3x the number of bets/user, and generate a 91% increase in day 30 retention**. This increased cross-promotion ecosystem between theScore and Barstool is expected to lead to higher revenue.

Expansion Into New Verticals:

This acquisition underscores Penn National’s focused, disciplined investment strategy which positions us at the epicenter of sports, media, gaming and technology and provides us with multiple channels for future growth. In addition, this transaction accelerates Penn National’s strategy to enter into other adjacencies that leverage the Barstool and theScore brands and consumer appeal, such as the highly coveted esports media vertical.

Financing:

Penn National will fund the acquisition through a mix of cash on hand and common stock. We expect the transaction, at the time of close, to be leverage neutral to our lease-adjusted net leverage of 4.0x as of June 30, 2021.

theScore Shareholder Support

Penn National has entered into voting support agreement with the directors of theScore, John Levy and Benjamin Levy, and Relay Ventures, a significant shareholder of theScore, under which they have agreed, subject to certain termination rights, to vote all of the theScore shares held by them in favor of the transaction, which represents in total approximately 30 percent of the existing voting shares of theScore.

Advisors

Goldman, Sachs & Co. LLC and Code Advisors LLC are acting as financial advisors and Wachtell, Lipton, Rosen & Katz and Blake, Cassels & Graydon LLP are acting as legal advisors to Penn National in connection with the transaction. Morgan Stanley & Co. LLC and Canaccord Genuity Group are acting as financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP and McCarthy Tétrault LLP are acting as legal advisors to theScore in connection with the transaction. Greenhill & Co. Canada, Ltd. is acting as independent financial advisor to theScore’s board of directors.

Osler, Hoskin & Harcourt LLP is acting as legal advisor to the Levy Family in connection with this transaction.

Additional Transaction Details

theScore’s board of directors unanimously concluded that the transaction is in the best interests of theScore and recommend that theScore shareholders vote in favor of the transaction.

Greenhill & Co. Canada, Ltd. (“Greenhill”), independent financial advisor to theScore’s board of directors, has delivered a fairness opinion to theScore’s board of directors stating that, as of the date thereof and, based upon and subject to the assumptions, qualifications, and limitations stated in such opinion and such other matters Greenhill considered relevant, the consideration to be received by shareholders of theScore pursuant to the transaction is fair, from a financial point of view, to shareholders of theScore (other than the Levy family shareholders signing voting support agreements, Penn National and its affiliates). Pursuant to its engagement letter with theScore’s board of directors, Greenhill will receive a fixed fee for the delivery of the fairness opinion. No fees payable to Greenhill are contingent on the conclusions reached in the fairness opinion or on the outcome of the arrangement.

The transaction is structured as an arrangement under the Business Corporations Act (British Columbia) and is subject to customary closing conditions, including approval of the shareholders of theScore, the approval of applicable gaming authorities, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act, approval under the Investment Canada Act and other customary closing conditions as set forth in the arrangement agreement. The transaction is not subject to any financing condition. theScore is subject to customary non-solicitation provisions under the arrangement agreement. The agreement also includes a termination fee payable in certain circumstances.

Eligible Canadian shareholders of theScore will be able to elect to receive exchangeable shares in a Canadian subsidiary of Penn National, which will be exchangeable into Penn National shares, instead of the Penn National shares to which they would otherwise be entitled.

Shareholder Meeting Materials

Further information regarding the transaction will be included in an information circular to be mailed to theScore shareholders. A meeting of theScore shareholders is expected to be scheduled in mid-October to consider the transaction.

PENN Second Quarter 2021 Earnings Results

In a separate press release issued today, Penn National announced its Second Quarter 2021 financial results. To access the earnings release, please visit here.

Conference Call and Webcast

Penn National and theScore will host a conference call and simultaneous webcast today, August 5, 2021 at 9:00 a.m. ET to review the transaction and host a question and answer session. The conference call number is 212/231-2907; please call five minutes in advance to ensure that you are connected prior to the presentation. Interested parties may also access the live call on the Internet at www.pngaming.com or theScore’s website at http://scoremediaandgaming.com; allow 15 minutes to register and download and install any necessary software. Questions and answers will be reserved for call-in analysts and investors. A replay of the call can be accessed for thirty days on the Internet at www.pngaming.com or theScore’s website at http://scoremediaandgaming.com. During the conference call and webcast, management will review a presentation summarizing the proposed transaction which can be accessed at www.pngaming.com.

About Penn National

With the nation's largest and most diversified regional gaming footprint, including 43 properties across 20 states, Penn National continues to evolve into a highly innovative omni-channel provider of retail and online gaming, live racing and sports betting entertainment. The Company's properties feature approximately 50,000 gaming machines, 1,300 table games and 8,800 hotel rooms, and operate under various well-known brands, including Hollywood, Ameristar, and L'Auberge. Our wholly-owned interactive division, Penn Interactive Ventures, LLC, operates retail sports betting across the Company's portfolio, as well as online social casino, bingo, and iCasino products. In February 2020, Penn National entered into a strategic partnership with Barstool Sports, Inc. (“Barstool”) whereby Barstool will exclusively promote the Company's land-based and online casinos and sports betting products, including the Barstool Sportsbook mobile app, to its national audience. The Company's omni-channel approach is bolstered by the mychoice loyalty program, which rewards and recognizes its over 24 million members for their loyalty to both retail and online gaming and sports betting products with the most dynamic set of offerings, experiences, and service levels in the industry.

About theScore

theScore empowers millions of sports fans through its digital media and sports betting products. Its media app ‘theScore’ is one of the most popular in North America, delivering fans highly personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. theScore also creates and distributes innovative digital content through its web, social and esports platforms.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

These statements can be identified by the use of forward-looking terminology such as “expects,” “believes,” “estimates,” “projects,” “intends,” “plans,” “goal,” “seeks,” “may,” “will,” “should,” or “anticipates” or the negative or other variations of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Specifically, forward-looking statements include, but are not limited to, statements regarding the Company’s acquisition of theScore, the Company’s digital strategy, the potential benefits of the acquisition of theScore, including benefits for the Company’s digital betting and content platform through the integration of Barstool Sports and theScore, the anticipated financial returns from the acquisition of theScore, including reductions in customer acquisition and third party costs, and growth in sales in North America and the projected closing date of the acquisition of theScore. Such statements are all subject to risks, uncertainties and changes in circumstances that could significantly affect the Company’s future financial results and business. Accordingly, the Company and theScore cautions that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include, but are not limited to: (a) the magnitude and duration of the impact of the COVID-19 pandemic on general economic conditions, capital markets, unemployment, consumer spending and the Company’s liquidity, financial condition, supply chain, operations and personnel; (b) the Company may not be able to achieve the anticipated financial returns from the acquisition of theScore due to fees, costs and taxes in connection with the integration of Barstool Sports and theScore; (c) the closing of the acquisition of theScore may be delayed or may not occur at all, for reasons beyond our control; (d) the requirement to satisfy the closing conditions in the agreement with theScore, including receipt of regulatory approvals and the approval of shareholders of theScore; (e) potential adverse reactions or changes to business or regulatory relationships resulting from the announcement or completion of the acquisition; (f) the ability of the Company or theScore to retain and hire key personnel; (g) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the Company and theScore to terminate the agreement between the companies; (h) other factors as discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each as filed with the U.S. Securities and Exchange Commission; and (i) other factors as discussed in theScore’s Annual Information Form as filed with applicable securities regulatory authorities in Canada and as filed with the U.S. Securities and Exchange Commission, and elsewhere in documents that theScore files from time to time with such securities regulatory authorities in Canada and with the U.S. Securities and Exchange Commission, including its Management’s Discussion & Analysis and Management Information Circular. Neither the Company nor theScore intends to update publicly any forward-looking statements except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release may not occur.

Non-GAAP Financial Measures

This press release uses Adjusted EBITDA, which is a non-GAAP financial measure. This non-GAAP financial measure should not be considered a substitute for, nor superior to, financial results and measures determined or calculated in accordance with GAAP.

We define Adjusted EBITDA as earnings before interest expense, net; income taxes; depreciation and amortization; stock-based compensation; debt extinguishment and financing charges; impairment losses; insurance recoveries, net of deductible charges; changes in the estimated fair value of our contingent purchase price obligations; gain or loss on disposal of assets; the difference between budget and actual expense for cash-settled stock-based awards; pre-opening and acquisition costs; and other income or expenses. Adjusted EBITDA is inclusive of income or loss from unconsolidated affiliates, with our share of non-operating items (such as interest expense, net; income taxes; depreciation and amortization; and stock-based compensation expense) added back for Barstool Sports, Inc. and our Kansas Entertainment, LLC joint venture. Adjusted EBITDA is inclusive of rent expense associated with our triple net operating leases (the operating lease components contained within our triple net master lease dated November 1, 2013 with Gaming and Leisure Properties, Inc. (“GLPI”) and the triple net master lease assumed in connection with our acquisition of Pinnacle Entertainment, Inc. (primarily land), our individual triple net leases with GLPI for the real estate assets used in the operations of Tropicana Las Vegas and Meadows Racetrack and Casino, and our individual triple net leases with VICI Properties Inc. for the real estate assets used in the operations of Margaritaville Casino Resort and Greektown Casino-Hotel). Although Adjusted EBITDA includes rent expense associated with our triple net operating leases, we believe Adjusted EBITDA is useful as a supplemental measure in evaluating the performance of our consolidated results of operations.

Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business, and is especially relevant in evaluating large, long-lived casino-hotel projects because it provides a perspective on the current effects of operating decisions separated from the substantial non-operational depreciation charges and financing costs of such projects. We present Adjusted EBITDA because it is used by some investors and creditors as an indicator of the strength and performance of ongoing business operations, including our ability to service debt, and to fund capital expenditures, acquisitions and operations. These calculations are commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare operating performance and value companies within our industry. In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including us, have historically excluded from their Adjusted EBITDA calculations of certain corporate expenses that do not relate to the management of specific casino properties. However, Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with GAAP. Adjusted EBITDA information is presented as a supplemental disclosure, as management believes that it is a commonly used measure of performance in the gaming industry and that it is considered by many to be a key indicator of the Company’s operating results.

Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure of comparing performance among different companies. The Company does not provide reconciliations of Adjusted EBITDA to net income (loss) on a forward-looking basis because the Company is unable to forecast the amount or significance of certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items include gains or losses on sale or consolidation transactions, accelerated depreciation, impairment charges, gains or losses on retirement of debt, income taxes, which are difficult to predict and estimate and are primarily dependent on future events, but which are excluded from the Company’s calculations of Adjusted EBITDA.

Contacts:

Penn National

Investor Relations:

Justin Sebastiano

SVP, Finance & Treasurer

Justin.Sebastiano@pngaming.com

610-401-2029

General Media Inquiries:

Eric Schippers

SVP, Public Affairs & Government Relations

Eric.Schippers@pngaming.com

610-378-8321

theScore

Investor Relations:

Alvin Lobo

Chief Financial Officer

ir@thescore.com

416-479-8812

Richard Land, James Leahy

JCIR

scr@jcir.com

212-835-8500

General Media Inquiries:

Daniel Sabreen

Director, Communications

dan.sabreen@thescore.com

917-722-3888 ext. 706

*May 2021 LTM. Source: Comscore Mobile Metrix
** Source: theScore’s internal data and platform reports.